**SWN**
Southwestern Energy®

**Corporate Office**
P.O. Box 12359
Spring, Texas 77391-2359
www.swn.com

## *NEWS RELEASE*

### <u>SOUTHWESTERN ENERGY ANNOUNCES SECOND QUARTER 2019 RESULTS</u>

*Ongoing capital efficiencies driving top end of capital guidance lower; planned second half activity reduction underway*

SPRING, Texas – August 6, 2019...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the quarter ended June 30, 2019.

"SWN's position as a leading Appalachia producer is underpinned by its operational outperformance, continued cost reduction, disciplined capital allocation and prudent commodity risk management. This, combined with a strong balance sheet and no material near term debt maturities, provides resilience in this volatile commodity price environment," said Bill Way, President and Chief Executive Officer, Southwestern Energy.

- *Planned second half activity reduction underway with average rig count reduced from 6 rigs in the first half to 2 rigs by the end of the third quarter;*
- *Invested total capital of $368 million, consistent with front-half loaded capital program;*
- *On track to deliver 25% annual average well cost reduction on wells to sales; $866 per lateral foot in the quarter with average lateral length of over 10,100 feet;*
- *Lowered top end of capital guidance, not to exceed $1.15 billion due to ongoing capital efficiency improvements;*
- *Reported Appalachia production of 186 Bcfe, up 11% compared to prior year quarter; liquids production of 70.7 MBbls per day, 21% of production;*
- *Captured $2.61 per Mcfe weighted average realized price, including derivatives and excluding $0.44 per Mcfe of transportation costs, essentially flat compared to prior year quarter;*
- *Net debt to EBITDA of 2.0 times excluding the benefit of 2018 Fayetteville EBITDA; undrawn revolver of $2 billion; no material debt maturities before 2025;*
- *72% of projected gas production hedged for the remainder of the year with a fair value of gas derivatives of $110 million at June 30, 2019; and*
- *Improved gas differentials and LOE costs expected to more than offset lower NGL realizations by approximately $40 million for the year; updated guidance follows.*

| | Previous Annual Guidance | Updated Annual Guidance |
|---|---|---|
| *Lease operating expense* | *$0.92 - $0.97 per Mcfe* | *$0.90 - $0.94 per Mcfe* |
| *Natural gas differentials* | *$0.70 - $0.80 per Mcf* | *$0.60 - $0.70 per Mcf* |
| *NGL price realizations* | *24% - 29% of WTI* | *18% - 22% of WTI* |

"We reiterate our priority of returning to free cash flow by the end of 2020, which remains achievable at recent strip prices. This strategic objective will be enabled by our continuing operational and cost improvements, without compromising our demonstrated operating and financial discipline, including our practice of investing within a fully funded capital program," continued Way.

## Financial Results

The table below summarizes financial statistics. Year over year results are not comparable as prior year's results include the contribution of Fayetteville assets, which were sold in December 2018.

| FINANCIAL STATISTICS | For the three months ended June 30, | | | | For the six months ended June 30, | | | |
|---|---|---|---|---|---|---|---|---|
| (in millions) | **2019** | | 2018 | | **2019** | | 2018 | |
| Net income attributable to common stock | $ | **138** | $ | 51 | $ | **732** | $ | 257 |
| Adjusted net income attributable to common stock (non-GAAP) | $ | **40** | $ | 105 | $ | **185** | $ | 267 |
| Adjusted EBITDA (non-GAAP) | $ | **186** | $ | 317 | $ | **505** | $ | 713 |
| Net cash provided by operating activities | $ | **101** | $ | 300 | $ | **543** | $ | 664 |
| Net cash flow (non-GAAP) | $ | **173** | $ | 280 | $ | **482** | $ | 638 |
| Total capital investments [(1)] | $ | **368** | $ | 403 | $ | **693** | $ | 741 |

(1)  Capital investments on the cash flow statement include increases of $39 million and $19 million for the three months ended June 30, 2019 and 2018, respectively, and increases of $105 million and $52 million for the six months ended June 30, 2019 and 2018, respectively, relating to the change in accrued expenditures between periods.

Southwestern Energy reported net income attributable to common stock of $138 million, or $0.26 per share, and adjusted net income of $40 million, or $0.08 per share. Compared to the prior year quarter these results include interest expense savings of $17 million and general and administrative expense savings of $19 million. Adjusted EBITDA was $186 million, net cash provided by operating activities was $101 million and net cash flow (non-GAAP) was $173 million.

Weighted average realized price was $2.17 per Mcfe, which includes transportation costs and the benefit of $0.18 per Mcfe from settled derivatives. By commodity, including the benefit of derivatives, realized gas price was $1.94 per Mcf, oil realizations were $51.60 per Bbl and NGL realizations were $12.62 per Bbl.

Excluding derivatives, which is consistent with guidance, natural gas differential was $0.84 per Mcf, NGL realizations were 18% of WTI and oil differential was $10.26 per Bbl.

For the second half of 2019, 72% of the Company's natural gas production, 34% of NGLs and 77% of oil are hedged, based on the midpoint of guidance.

At June 30, 2019, the Company had cash of $155 million, an undrawn revolver of $2 billion, total debt of $2.3 billion and a trailing 12 month net debt/EBITDA ratio of 2.0 times, excluding the benefit of EBITDA associated with the Fayetteville Shale.

During the quarter, Southwestern Energy invested capital totaling $368 million, including capitalized interest and expense of $46 million, bringing year to date capital investment to $693 million, consistent with the Company's previously disclosed front-half weighted capital program. Further, as planned, the Company has already begun to manage down capital investment with average rig count reduced from 6 rigs in the first half to 2 rigs by the end of the third quarter. Total capital investment for the year is not expected to exceed $1.15 billion, below the high end of original capital guidance, and the Company reaffirms original annual production guidance.

| REALIZED PRICES<br>*(includes transportation costs)* | For the three months ended June 30, | | | | For the six months ended June 30, | | | |
|---|---|---|---|---|---|---|---|---|
| | **2019** | | 2018 | | **2019** | | 2018 | |
| **Natural Gas Price:** | | | | | | | | |
| NYMEX Henry Hub price *($/MMBtu)* [1] | $ | **2.64** | $ | 2.80 | $ | **2.89** | $ | 2.90 |
| Discount to NYMEX [2] | | **(0.84)** | | (0.81) | | **(0.52)** | | (0.55) |
| Realized gas price per Mcf, excluding derivatives | $ | **1.80** | $ | 1.99 | $ | **2.37** | $ | 2.35 |
| Loss on settled financial basis derivatives *($/Mcf)* | | **(0.03)** | | (0.01) | | **(0.03)** | | (0.06) |
| Gain on settled commodity derivatives *($/Mcf)* | | **0.17** | | 0.13 | | **0.04** | | 0.10 |
| Realized gas price per Mcf, including derivatives | $ | **1.94** | $ | 2.11 | $ | **2.38** | $ | 2.39 |
| **Oil Price:** | | | | | | | | |
| WTI oil price *($/Bbl)* | $ | **59.81** | $ | 67.88 | $ | **57.36** | $ | 65.37 |
| Discount to WTI | | **(10.26)** | | (7.73) | | **(9.75)** | | (7.12) |
| Realized oil price per Bbl, excluding derivatives | $ | **49.55** | $ | 60.15 | $ | **47.61** | $ | 58.25 |
| Realized oil price per Bbl, including derivatives | $ | **51.60** | $ | 59.22 | $ | **49.80** | $ | 57.74 |
| **NGL Price:** | | | | | | | | |
| Realized NGL price per Bbl, excluding derivatives | $ | **10.51** | $ | 15.37 | $ | **12.50** | $ | 15.39 |
| Realized NGL price per Bbl, including derivatives | $ | **12.62** | $ | 15.05 | $ | **13.84** | $ | 15.22 |
| Percentage of WTI | | **18%** | | 23% | | **22%** | | 24% |
| Realized C3+ price per Bbl, excluding derivatives | $ | **20.91** | $ | 33.11 | $ | **23.85** | $ | 34.49 |
| Realized C3+ price per Bbl, including derivatives | $ | **23.68** | $ | 32.32 | $ | **25.73** | $ | 34.07 |
| Percentage of WTI | | **35%** | | 49% | | **42%** | | 53% |
| **Total Weighted Average Realized Price:** | | | | | | | | |
| Excluding derivatives *($/Mcfe)* | $ | **1.99** | $ | 2.21 | $ | **2.48** | $ | 2.51 |
| Including derivatives *($/Mcfe)* | $ | **2.17** | $ | 2.30 | $ | **2.54** | $ | 2.53 |

(1) Based on last day monthly futures settlement prices.
(2) This discount includes a basis differential, a heating content adjustment, physical basis sales, third-party transportation charges and fuel charges, and excludes financial basis derivatives.

## Operational Results
Total production was 186 Bcfe, an 11% increase compared to the prior-year second quarter excluding Fayetteville, including 148 Bcf of gas production, 937 MBbls of oil production and 5,497 MBbls of natural gas liquids production. E&P capital invested was $349 million, 8% lower than the second quarter of 2018. During the quarter, SWN drilled 41 wells, completed 40 wells and placed 36 wells to sales.

## Well Cost Update
The Company is on track to achieve its commitment of averaging $875 per lateral foot for all wells to sales in 2019. This quarter, the Company achieved an average well cost of $866 per lateral foot with an average completed lateral length of 10,128 feet. Average well costs per lateral foot includes title, regulatory, permitting, pad site, facilities, drilling, completion and initial flowback costs. Longer lateral lengths, piped water, self-sourced sand and operational outperformance are the primary contributors to improving well costs.

- Lateral length on wells to sales increased 30% year over year

- Realizing an average savings of approximately $800,000 per well for all wells utilizing Southwest Appalachia water infrastructure; 100% of wells completed this year will utilize piped water
- Sand savings of $230,000 per well have exceeded original estimates
- Stages per day expected to improve 35% in 2019 to 7.2 stages per day, compared to full year 2018

| **Three Months Ended June 30, 2019 E&P Division Results** | Appalachia | |
| --- | --- | --- |
| | Northeast | Southwest |
| Gas Production *(Bcf)* | 113 | 35 |
| Liquids Production | | |
|   Oil *(MBbls)* | — | 931 |
|   NGL *(MBbls)* | — | 5,493 |
| Production *(Bcfe)* | 113 | 73 |
| Gross operated production as of June 2019 *(MMcfe/d)* | 1,487 | 1,367 |
| Net operated production as of June 2019 *(MMcfe/d)* | 1,212 | 847 |
| | | |
| **Capital investments** *($ in millions)* | | |
|   Exploratory and development drilling, including workovers | $ 115 | $ 169 |
|   Acquisition and leasehold | 1 | 15 |
|   Seismic and other | 2 | 1 |
|   Capitalized interest and expense | 8 | 38 |
|     Total capital investments | $ 126 | $ 223 |
| | | |
| **Gross operated well activity summary** | | |
|   Drilled | 18 | 23 |
|   Completed | 14 | 26 |
|   Wells to sales | 13 | 23 |
| | | |
| Average well cost on wells to sales *(in millions)* | $ 8.5 | $ 8.9 |
| Average lateral length *(in ft)* | 9,981 | 10,211 |
| | | |
| Total weighted average realized price per Mcfe, excluding derivatives | $ 1.91 | $ 2.10 |

**Southwest Appalachia's** total production averaged 802 MMcfe per day, including 10.2 MBbls per day of oil and 60.4 MBbls per day of natural gas liquids. During the quarter, natural gas liquids production was reduced to capture greater value through ethane rejection. The Company drilled 23 wells, completed 26 wells and placed 23 wells to sales in the quarter. In alignment with the Company's plan to focus on liquids-rich Marcellus wells, all 23 wells brought online this quarter were located in the super rich acreage and had an average lateral length of 10,211 feet.

Twelve of the 23 wells were online for at least 30 days and had an average 30-day rate of 11 MMcfe per day, an over 60% increase compared to second quarter last year. The improvement is attributed to longer lateral lengths and well performance improvements.

**Northeast Appalachia's** total production averaged 1.2 Bcf per day, essentially flat to the prior year quarter. In the quarter, the Company drilled 18 wells, completed 14 wells and placed 13 wells to sales with an average lateral length of 9,981 feet.

Wells to sales in the quarter had an average initial production rate of 25 MMcf per day, 25% higher than the same quarter last year, driven predominantly by longer lateral lengths. Four of the 13 wells to sales in the quarter were online for at least 30 days and had an average 30-day rate of 17 MMcf per day.

| OPERATING STATISTICS | For the three months ended June 30, | | For the six months ended June 30, | |
|---|---|---|---|---|
| | **2019** | 2018 | **2019** | 2018 |
| **Production** | | | | |
| Gas production *(Bcf)* | **148** | 201 | **291** | 398 |
| Oil production *(MBbls)* | **937** | 723 | **1,791** | 1,336 |
| NGL production *(MBbls)* | **5,497** | 4,862 | **11,100** | 9,092 |
| Total production *(Bcfe)* | **186** | 234 | **368** | 460 |
| | | | | |
| **Division Production** | | | | |
| Northeast Appalachia *(Bcf)* | **113** | 112 | **225** | 220 |
| Southwest Appalachia *(Bcfe)* | **73** | 55 | **143** | 106 |
| Fayetteville Shale *(Bcf)* [(1)] | **—** | 67 | **—** | 134 |
| | | | | |
| **Average unit costs per Mcfe** | | | | |
| Lease operating expenses [(2)] | **$ 0.90** | $ 0.91 | **$ 0.90** | $ 0.93 |
| General & administrative expenses | **$ 0.19** [(3)] | $ 0.19 [(4)] | **$ 0.19** [(3)] | $ 0.20 [(4)] |
| Taxes, other than income taxes | **$ 0.09** | $ 0.06 [(5)] | **$ 0.10** | $ 0.07 [(5)] |
| Full cost pool amortization | **$ 0.58** | $ 0.50 | **$ 0.57** | $ 0.49 |

(1)   The Fayetteville Shale assets were sold on December 3, 2018.
(2)   LOE includes post-production costs such as: gathering, processing, fractionation and compression charges.
(3)   Excludes $2 million and $5 million of restructuring charges for the three and six months ended June 30, 2019, respectively.
(4)   Excludes $15 million of restructuring charges and $7.9 million of legal settlement charges for the three and six months ended June 30, 2018.
(5)   Excludes $1 million of restructuring charges for the three and six months ended June 30, 2018.

## Resource to Reserves
The Company continued its testing program in the quarter by successfully drilling and completing three Upper Marcellus wells and completing its first Upper Devonian well in the super rich acreage. All four wells are expected to be online in the third quarter.

## Conference Call
Southwestern Energy will host a conference call and webcast on August 7, 2019 at 9:30 a.m. Central Time to discuss second quarter 2019 financial and operating results. To participate, dial US toll-free 877-883-0383, or international 412-902-6506 and enter access code 1226688. The conference call will be webcast live at www.swn.com/investors/.

A replay of the call will be available until August 28, 2019 at 877-344-7529, International 412-317-0088, or Canada Toll Free 855-669-9658, access code 10133404.

## About Southwestern Energy
Southwestern Energy Company is an independent energy company engaged in natural gas, natural gas liquids and oil exploration, development, production and marketing. For additional information, visit our website www.swn.com.

**Investor Contact**
Paige Penchas
Vice President, Investor Relations
(832) 796-4068
paige_penchas@swn.com

**Media Contact**
Jim Schwartz
Director, Corporate Communications
(832) 796-2716
jim_schwartz@swn.com

<center>###</center>

# SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
## CONSOLIDATED STATEMENTS OF OPERATIONS
### (Unaudited)

| (in millions, except share/per share amounts) | For the three months ended June 30, 2019 | For the three months ended June 30, 2018 | For the six months ended June 30, 2019 | For the six months ended June 30, 2018 |
|---|---|---|---|---|
| **Operating Revenues:** | | | | |
| Gas sales | $ 275 | $ 407 | $ 705 | $ 947 |
| Oil sales | 47 | 44 | 86 | 79 |
| NGL sales | 58 | 75 | 139 | 140 |
| Marketing | 287 | 265 | 725 | 518 |
| Gas gathering | — | 24 | — | 48 |
| Other | — | 1 | 2 | 4 |
| | 667 | 816 | 1,657 | 1,736 |
| **Operating Costs and Expenses:** | | | | |
| Marketing purchases | 293 | 265 | 734 | 520 |
| Operating expenses | 169 | 193 | 334 | 382 |
| General and administrative expenses | 40 | 59 | 77 | 114 |
| Loss on sale of operating assets | 3 | — | 3 | — |
| Restructuring charges | 2 | 18 | 5 | 18 |
| Depreciation, depletion and amortization | 121 | 142 | 233 | 285 |
| Taxes, other than income taxes | 17 | 15 | 36 | 38 |
| | 645 | 692 | 1,422 | 1,357 |
| **Operating Income** | 22 | 124 | 235 | 379 |
| **Interest Expense:** | | | | |
| Interest on debt | 41 | 59 | 83 | 124 |
| Other interest charges | 2 | 2 | 3 | 4 |
| Interest capitalized | (28) | (29) | (57) | (57) |
| | 15 | 32 | 29 | 71 |
| | | | | |
| **Gain (Loss) on Derivatives** | 152 | (36) | 120 | (43) |
| **Loss on Early Extinguishment of Debt** | — | (8) | — | (8) |
| **Other Income (Loss), Net** | (6) | 3 | (5) | 2 |
| | | | | |
| **Income Before Income Taxes** | 153 | 51 | 321 | 259 |
| **Provision (Benefit) for Income Taxes:** | | | | |
| Current | — | — | — | — |
| Deferred | 15 | — | (411) | — |
| | 15 | — | (411) | — |
| **Net Income** | $ 138 | $ 51 | $ 732 | $ 259 |
| Participating securities - mandatory convertible preferred stock | — | — | — | 2 |
| **Net Income Attributable to Common Stock** | $ 138 | $ 51 | $ 732 | $ 257 |
| | | | | |
| **Earnings Per Common Share** | | | | |
| Basic | $ 0.26 | $ 0.09 | $ 1.36 | $ 0.45 |
| Diluted | $ 0.26 | $ 0.09 | $ 1.35 | $ 0.44 |
| | | | | |
| **Weighted Average Common Shares Outstanding:** | | | | |
| Basic | 539,005,941 | 581,159,200 | 539,362,984 | 576,255,744 |
| Diluted | 539,947,053 | 582,878,106 | 540,624,742 | 578,222,740 |

# SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES
## CONSOLIDATED BALANCE SHEETS
### (Unaudited)

|  | June 30, 2019 | | December 31, 2018 |
|---|---|---|---|
| **ASSETS** | | *(in millions)* | |
| Current assets: | | | |
| Cash and cash equivalents | $ | 155 | $ 201 |
| Accounts receivable, net | | 358 | 581 |
| Derivative assets | | 209 | 130 |
| Other current assets | | 42 | 44 |
| Total current assets | | 764 | 956 |
| Natural gas and oil properties, using the full cost method, including $1,678 million as of June 30, 2019 and $1,755 million as of December 31, 2018 excluded from amortization | | 24,823 | 24,180 |
| Other | | 555 | 525 |
| Less: Accumulated depreciation, depletion and amortization | | (20,279) | (20,049) |
| Total property and equipment, net | | 5,099 | 4,656 |
| Deferred tax assets | | 410 | — |
| Other long-term assets | | 272 | 185 |
| TOTAL ASSETS | $ | 6,545 | $ 5,797 |
| **LIABILITIES AND EQUITY** | | | |
| Current liabilities: | | | |
| Current portion of long-term debt | $ | 52 | $ — |
| Accounts payable | | 585 | 609 |
| Taxes payable | | 52 | 58 |
| Interest payable | | 53 | 52 |
| Derivative liabilities | | 67 | 79 |
| Other current liabilities | | 103 | 48 |
| Total current liabilities | | 912 | 846 |
| Long-term debt | | 2,267 | 2,318 |
| Pension and other postretirement liabilities | | 39 | 46 |
| Other long-term liabilities | | 245 | 225 |
| Total long-term liabilities | | 2,551 | 2,589 |
| Commitments and contingencies | | | |
| Equity: | | | |
| Common stock, $0.01 par value; 1,250,000,000 shares authorized; issued 585,478,345 shares as of June 30, 2019 and 585,407,107 shares as of December 31, 2018 | | 6 | 6 |
| Additional paid-in capital | | 4,720 | 4,715 |
| Accumulated deficit | | (1,410) | (2,142) |
| Accumulated other comprehensive loss | | (32) | (36) |
| Common stock in treasury, 44,353,224 shares as of June 30, 2019 and 39,092,537 shares as of December 31, 2018 | | (202) | (181) |
| Total equity | | 3,082 | 2,362 |
| TOTAL LIABILITIES AND EQUITY | $ | 6,545 | $ 5,797 |

**SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES**
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

| (in millions) | For the six months ended June 30, | |
| --- | --- | --- |
| | **2019** | 2018 |
| **Cash Flows From Operating Activities:** | | |
| Net income | $ **732** | $ 259 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation, depletion and amortization | **233** | 285 |
| Amortization of debt issuance costs | **2** | 4 |
| Deferred income taxes | **(411)** | — |
| (Gain) loss on derivatives, unsettled | **(96)** | 54 |
| Stock-based compensation | **4** | 9 |
| Loss on early extinguishment of debt | **—** | 8 |
| Loss on sale of assets, net | **3** | — |
| Other | **10** | 1 |
| Change in assets and liabilities: | | |
| Accounts receivable | **221** | 12 |
| Accounts payable | **(129)** | 53 |
| Taxes payable | **(6)** | (4) |
| Interest payable | **1** | (1) |
| Inventories | **4** | (7) |
| Other assets and liabilities | **(25)** | (9) |
| Net cash provided by operating activities | **543** | 664 |
| | | |
| **Cash Flows From Investing Activities:** | | |
| Capital investments | **(586)** | (684) |
| Proceeds from sale of property and equipment | **26** | 6 |
| Other | **—** | 3 |
| Net cash used in investing activities | **(560)** | (675) |
| | | |
| **Cash Flows From Financing Activities:** | | |
| Payments on long-term debt | **—** | (1,191) |
| Payments on revolving credit facility | **—** | (645) |
| Borrowings under revolving credit facility | **—** | 1,005 |
| Change in bank drafts outstanding | **(7)** | — |
| Debt issuance costs | **—** | (9) |
| Purchase of treasury stock | **(21)** | — |
| Preferred stock dividend | **—** | (27) |
| Cash paid for tax withholding | **(1)** | (1) |
| Net cash used in financing activities | **(29)** | (868) |
| | | |
| Decrease in cash and cash equivalents | **(46)** | (879) |
| Cash and cash equivalents at beginning of year | **201** | 916 |
| Cash and cash equivalents at end of period | $ **155** | $ 37 |

**SOUTHWESTERN ENERGY COMPANY AND SUBSIDIARIES**
SEGMENT INFORMATION
**(Unaudited)**

| | Exploration and Production | Midstream Services | Other | Eliminations | Total |
|---|---|---|---|---|---|
| | | | *(in millions)* | | |
| **Three months ended June 30, 2019** | | | | | |
| **Revenues** | $ 371 | $ 626 | $ — | $ (330) | $ 667 |
| **Marketing purchases** | — | 622 | — | (329) | 293 |
| **Operating expenses** | 169 | 1 | — | (1) | 169 |
| **General and administrative expenses** | 35 | 5 | — | — | 40 |
| **Loss on sale of operating assets** | — | 3 | — | — | 3 |
| **Restructuring charges** | 2 | — | — | — | 2 |
| **Depreciation, depletion and amortization** | 118 | 3 | — | — | 121 |
| **Taxes, other than income taxes** | 17 | — | — | — | 17 |
| **Operating income (loss)** | 30 | (8) | — | — | 22 |
| **Capital investments** [(1)] | 367 | — | 1 | — | 368 |
| | | | | | |
| Three months ended June 30, 2018 | | | | | |
| Revenues | $ 520 | $ 797 | $ — | $ (501) | $ 816 |
| Marketing purchases | — | 716 | — | (451) | 265 |
| Operating expenses | 215 [(2)] | 28 | — | (50) | 193 |
| General and administrative expenses | 53 | 6 | — | — | 59 |
| Restructuring charges | 16 | 2 [(3)] | — | — | 18 |
| Depreciation, depletion and amortization | 126 | 16 | — | — | 142 |
| Taxes, other than income taxes | 13 | 2 | — | — | 15 |
| Operating income | 97 | 27 | — | — | 124 |
| Capital investments [(1)] | 396 | 5 | 2 | — | 403 |
| | | | | | |
| **Six months ended June 30, 2019** | | | | | |
| **Revenues** | $ 913 | $ 1,567 | $ — | $ (823) | $ 1,657 |
| **Marketing purchases** | — | 1,556 | — | (822) | 734 |
| **Operating expenses** | 335 | — | — | (1) | 334 |
| **General and administrative expenses** | 69 | 8 | — | — | 77 |
| **Loss on sale of operating assets** | — | 3 | — | — | 3 |
| **Restructuring charges** | 5 | — | — | — | 5 |
| **Depreciation, depletion and amortization** | 228 | 5 | — | — | 233 |
| **Taxes, other than income taxes** | 36 | — | — | — | 36 |
| **Operating income (loss)** | 240 | (5) | — | — | 235 |
| **Capital investments** [(1)] | 692 | — | 1 | — | 693 |
| | | | | | |
| Six months ended June 30, 2018 | | | | | |
| Revenues | $ 1,157 | $ 1,693 | $ — | $ (1,114) | $ 1,736 |
| Marketing purchases | — | 1,535 | — | (1,015) | 520 |
| Operating expenses | 428 [(2)] | 53 | — | (99) | 382 |
| General and administrative expenses | 101 | 13 | — | — | 114 |
| Restructuring charges | 16 | 2 [(3)] | — | — | 18 |
| Depreciation, depletion and amortization | 243 | 42 | — | — | 285 |
| Taxes, other than income taxes | 34 | 4 | — | — | 38 |
| Operating income | 335 | 44 | — | — | 379 |
| Capital investments [(1)] | 730 | 9 | 2 | — | 741 |

(1) Capital investments include increases of $39 million and $19 million for the three months ended June 30, 2019 and 2018, respectively, and increases of $105 million and $52 million for the six months ended June 30, 2019 and 2018, respectively, relating to the change in accrued expenditures between years.

(2) Includes $7.9 million of legal settlement charges.

(3) Includes a $10 million impairment related to certain non-core gathering assets.

## Hedging Summary

A detailed breakdown of Southwestern Energy's derivative financial instruments and financial basis positions as of June 30, 2019 is shown below.  Please refer to the quarterly report on Form 10-Q filed with the Securities and Exchange Commission for complete information on the Company's commodity, basis and interest rate protection.

| | Volume (Bcf) | Weighted Average Price per MMBtu | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | Swaps | Sold Puts | Purchased Puts | Sold Calls | Basis Differential |
| **Natural Gas** | | | | | | |
| *2019* | | | | | | |
| Fixed price swaps | 131 | $ 2.92 | $ — | $ — | $ — | $ — |
| Two-way costless collars | 25 | — | — | 2.78 | 2.92 | — |
| Three-way costless collars | 67 | — | 2.47 | 2.88 | 3.22 | — |
| Total | 223 | | | | | |
| *2020* | | | | | | |
| Fixed price swaps | 24 | $ 2.88 | $ — | $ — | $ — | $ — |
| Three-way costless collars | 148 | — | 2.36 | 2.67 | 2.97 | — |
| Total | 172 | | | | | |
| *2021* | | | | | | |
| Three-way costless collars | 37 | $ — | $ 2.35 | $ 2.60 | $ 2.93 | $ — |
| | | | | | | |
| **Basis Swaps** | | | | | | |
| 2019 | 80 | $ — | $ — | $ — | $ — | $ (0.45) |
| 2020 | 132 | — | — | — | — | (0.34) |
| 2021 | 28 | | | | | (0.51) |
| Total | 240 | | | | | |

| | Volume (MBbls) | | Swaps | | Sold Puts | | Purchased Puts | | Sold Calls |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Weighted Average Price per Bbl | | | |
| **Oil** | | | | | | | | | |
| *2019* | | | | | | | | | |
| Fixed price swaps [(1)] | 1,003 | $ | 60.89 | $ | — | $ | — | $ | — |
| Two-way costless collars | 764 | | — | | — | | 61.45 | | 67.16 |
| Three-way costless collars | 276 | | — | | 45.00 | | 55.00 | | 63.67 |
| Total | 2,043 | | | | | | | | |
| *2020* | | | | | | | | | |
| Fixed price swaps | 1,556 | $ | 60.18 | $ | — | $ | — | $ | — |
| Two-way costless collars | 366 | | — | | — | | 60.00 | | 69.80 |
| Three-way costless collars | 641 | | — | | 45.00 | | 55.00 | | 63.36 |
| Total | 2,563 | | | | | | | | |
| | | | | | | | | | |
| **Propane** | | | | | | | | | |
| *2019* | | | | | | | | | |
| Fixed price swaps | 1,955 | $ | 30.18 | $ | — | $ | — | $ | — |
| Two-way costless collars | 276 | | — | | — | | 25.62 | | 28.77 |
| Total | 2,231 | | | | | | | | |
| *2020* | | | | | | | | | |
| Fixed price swaps | 2,196 | $ | 26.97 | $ | — | $ | — | $ | — |
| Two-way costless collars | 366 | | — | | — | | 25.20 | | 29.40 |
| Total | 2,562 | | | | | | | | |
| | | | | | | | | | |
| **Ethane** | | | | | | | | | |
| *2019* | | | | | | | | | |
| Fixed price swaps | 1,858 | $ | 13.90 | $ | — | $ | — | $ | — |
| *2020* | | | | | | | | | |
| Fixed price swaps | 732 | $ | 13.49 | $ | — | $ | — | $ | — |

(1) Includes 138 MBbls of purchased fixed price oil swaps hedged at $69.10 per barrel and 1,141 MBbls of sold fixed price oil swaps hedged at $61.88 per barrel.

| Financial basis positions (excludes physical positions) | Volume (Bcf) | Basis Differential ($/MMbtu) | |
|---|---|---|---|
| **Q3 2019** | | | |
| TCO | 2 | $ | (0.38) |
| Dominion South | 30 | $ | (0.53) |
| TETCO M3 | 14 | $ | (0.43) |
| Total | 46 | $ | (0.49) |
| | | | |
| **2019** | | | |
| TCO | 2 | $ | (0.38) |
| Dominion South | 51 | $ | (0.53) |
| TETCO M3 | 27 | $ | (0.30) |
| Total | 80 | $ | (0.45) |
| | | | |
| **2020** | | | |
| TCO | 17 | $ | (0.51) |
| Dominion South | 80 | $ | (0.52) |
| TETCO M3 | 35 | $ | 0.16 |
| Total | 132 | $ | (0.34) |
| | | | |
| **2021** | | | |
| Dominion South | 24 | $ | (0.53) |
| TETCO M3 | 4 | $ | (0.40) |
| Total | 28 | $ | (0.51) |

Explanation and Reconciliation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and of prior periods.

One such non-GAAP financial measure is net cash flow. Management presents this measure because (i) it is accepted as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt, (ii) changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the Company may not control and (iii) changes in operating assets and liabilities may not relate to the period in which the operating activities occurred.

Additional non-GAAP financial measures the Company may present from time to time are net debt, adjusted net income, adjusted diluted earnings per share and adjusted EBITDA, all which exclude certain charges or amounts. Management presents these measures because (i) they are consistent with the manner in which the Company's position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

| | 3 Months Ended June 30, | |
| | 2019 | 2018 |
| | (in millions) | |
| **Net income attributable to common stock:** | | |
| Net income attributable to common stock | $    **138** | $    51 |
| Add back: | | |
| Restructuring charges | **2** | 18 |
| Loss on sale of operating assets | **3** | — |
| (Gain) loss on certain derivatives | **(118)** | 56 |
| Loss on early extinguishment of debt | **—** | 8 |
| Legal settlement charges | **—** | 8 |
| Non-cash pension settlement loss | **4** | — |
| Other non-cash (gain) loss | **9** | (1) |
| Adjustments due to discrete tax items [(1)] | **(23)** | (13) |
| Tax impact on adjustments | **25** | (22) |
| Adjusted net income attributable to common stock | $    **40** | $    105 |

(1)   2018 primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets.  The Company expects its 2019 income tax rate to be 24.5%.

|  | 6 Months Ended June 30, | |
| --- | --- | --- |
|  | **2019** | 2018 |
|  | *(in millions)* | |
| **Net income attributable to common stock:** | | |
| Net income attributable to common stock | **$ 732** | $ 257 |
| Add back: | | |
| Restructuring charges | **5** | 18 |
| Loss on sale of operating assets | **3** | — |
| (Gain) loss on certain derivatives | **(96)** | 54 |
| Impairment of non-core gathering assets | **—** | 10 |
| Loss on early extinguishment of debt | **—** | 8 |
| Legal settlement charge | **—** | 8 |
| Non-cash pension settlement loss | **4** | — |
| Other non-cash loss | **7** | 1 |
| Adjustments due to discrete tax items [1] | **(489)** | (64) |
| Tax impact on adjustments | **19** | (25) |
| Adjusted net income attributable to common stock | **$ 185** | $ 267 |

[1]   2018 primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets.  The Company expects its 2019 income tax rate to be 24.5%.

|  | 3 Months Ended June 30, | |
| --- | --- | --- |
|  | **2019** | 2018 |
| **Diluted earnings per share:** | | |
| Diluted earnings per share | **$ 0.26** | $ 0.09 |
| Add back: | | |
| Restructuring charges | **0.00** | 0.03 |
| Loss on sale of operating assets | **0.00** | — |
| (Gain) loss on certain derivatives | **(0.22)** | 0.10 |
| Loss on early extinguishment of debt | **—** | 0.01 |
| Legal settlement charges | **—** | 0.01 |
| Non-cash pension settlement loss | **0.01** | — |
| Other non-cash (gain) loss | **0.02** | (0.00) |
| Adjustments due to discrete tax items [1] | **(0.04)** | (0.02) |
| Tax impact on adjustments | **0.05** | (0.04) |
| Adjusted diluted earnings per share | **$ 0.08** | $ 0.18 |

[1]   2018 primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets.  The Company expects its 2019 income tax rate to be 24.5%.

| | 6 Months Ended June 30, | | | |
| --- | --- | --- | --- | --- |
| | **2019** | | 2018 | |
| **Diluted earnings per share:** | | | | |
| Diluted earnings per share | **$** | **1.35** | $ | 0.44 |
| Add back: | | | | |
| Restructuring charges | | **0.01** | | 0.03 |
| Loss on sale of operating assets | | **0.01** | | — |
| (Gain) loss on certain derivatives | | **(0.18)** | | 0.09 |
| Impairment of non-core gathering assets | | **—** | | 0.02 |
| Loss on early extinguishment of debt | | **—** | | 0.02 |
| Legal settlement charges | | **—** | | 0.01 |
| Non-cash pension settlement loss | | **0.01** | | — |
| Other non-cash loss | | **0.01** | | 0.00 |
| Adjustments due to discrete tax items [1] | | **(0.91)** | | (0.11) |
| Tax impact on adjustments | | **0.04** | | (0.04) |
| Adjusted diluted earnings per share | **$** | **0.34** | $ | 0.46 |

[1] 2018 primarily relates to the exclusion of certain discrete tax adjustments associated with the valuation allowance against deferred tax assets.  The Company expects its 2019 income tax rate to be 24.5%.

| | 3 Months Ended June 30, | | | |
| --- | --- | --- | --- | --- |
| | **2019** | | 2018 | |
| | *(in millions)* | | | |
| **Net cash flow provided by operating activities:** | | | | |
| Net cash provided by operating activities | **$** | **101** | $ | 300 |
| Add back: | | | | |
| Changes in operating assets and liabilities | | **70** | | (38) |
| Restructuring charges | | **2** | | 18 |
| Net cash flow | **$** | **173** | $ | 280 |

| | 6 Months Ended June 30, | | | |
| --- | --- | --- | --- | --- |
| | **2019** | | 2018 | |
| | *(in millions)* | | | |
| **Net cash flow provided by operating activities:** | | | | |
| Net cash provided by operating activities | **$** | **543** | $ | 664 |
| Add back: | | | | |
| Changes in operating assets and liabilities | | **(66)** | | (44) |
| Restructuring charges | | **5** | | 18 |
| Net cash flow | **$** | **482** | $ | 638 |

| | 3 Months Ended June 30, | | |
| --- | --- | --- | --- |
| | **2019** | | 2018 |
| | *(in millions)* | | |
| **EBITDA:** | | | |
| Net income | $ | **138** | $ 51 |
| Add back: | | | |
| Interest expense | | **15** | 32 |
| Income tax expense | | **15** | — |
| Depreciation, depletion and amortization | | **116** | 142 |
| Restructuring charges | | **2** | 18 |
| Loss on sale of operating assets | | **3** | — |
| (Gain) loss on certain derivatives | | **(118)** | 56 |
| Loss on early extinguishment of debt | | **—** | 8 |
| Legal settlement charges | | **—** | 8 |
| Non-cash pension settlement loss | | **4** | — |
| Other non-cash (gain) loss | | **9** | (1) |
| Stock based compensation expense | | **2** | 3 |
| Adjusted EBITDA | $ | **186** | $ 317 |

| | 6 Months Ended June 30, | | |
| --- | --- | --- | --- |
| | **2019** | | 2018 |
| | *(in millions)* | | |
| **EBITDA:** | | | |
| Net income | $ | **732** | $ 259 |
| Add back: | | | |
| Interest expense | | **29** | 71 |
| Income tax benefit | | **(411)** | — |
| Depreciation, depletion and amortization | | **228** | 285 |
| Restructuring charges | | **5** | 18 |
| Loss on sale of operating assets | | **3** | — |
| (Gain) loss on certain derivatives | | **(96)** | 54 |
| Loss on early extinguishment of debt | | **—** | 8 |
| Legal settlement charges | | **—** | 8 |
| Non-cash pension settlement loss | | **4** | — |
| Other non-cash loss | | **7** | 1 |
| Stock based compensation expense | | **4** | 9 |
| Adjusted EBITDA | $ | **505** | $ 713 |

| | June 30, 2019 | |
| --- | --- | --- |
| | *(in millions)* | |
| **Total debt:** | $ | 2,319 |
| Subtract: | | |
| Cash and cash equivalents | | (155) |
| Net debt | $ | 2,164 |

| | June 30, 2019 | |
| --- | --- | --- |
| | *(in millions)* | |
| **Net debt:** | $ | 2,164 |
| Adjusted EBITDA [1] | $ | 1,090 |
| Net debt to EBITDA | | 2.0x |

(1) Includes Adjusted EBITDA of $1,276 million for the twelve months ended June 30, 2019 less $186 million of EBITDA generated by Fayetteville E&P and Midstream prior to the December 2018 divestiture.